Exhibit 99.1

ENTRÉE GOLD ANNOUNCES APPOINTMENT OF STEPHEN SCOTT AS
INTERIM CHIEF EXECUTIVE OFFICER
Vancouver, BC, November 16, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") wishes to announce that Greg Crowe is departing Entrée to pursue other opportunities.  With the pending departure of Greg Crowe, the Board undertook a search for a new interim CEO and is pleased to announce the appointment of Stephen Scott as the interim Chief Executive Officer of the Company effective November 16, 2015.  Mr. Crowe will work with the new CEO to affect a seamless transition. The Company thanks Mr. Crowe for his many contributions throughout his tenure as CEO.
Mr. Scott has more than twenty five years global experience in all mining industry sectors.  Most recently he was the Chief Executive Officer of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, he held various global executive positions with Rio Tinto and currently serves on the board of directors of a number public and private mining companies.
Entrée's Chairman, Lord Michael Howard, stated: "We are grateful to Greg for his commitment and numerous contributions to the success of the Company."  Lord Howard further stated: "We are very pleased to add Stephen and his wealth of knowledge and experience in the global mining industry to our management team at Entrée.  We look forward to his assuming a leadership role with the Company and helping to shape the future of Entrée."
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia. Entrée has been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada. The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée is uniquely positioned to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto. Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entreegold.com